ALLIANCEBERNSTEIN INVESTMENTS, INC.
(an indirect wholly-owned subsidiary of
AllianceBernstein L.P.)

Statement of Financial Condition

December 31, 2016

(dollars in thousands)

ASSETS

Cash and cash equivalents	$	80,844
Segregated cash		52,866
Receivables:		
Brokers and dealers		64,925
Brokers and dealers/affiliated		25,967
AB Mutual Funds for redemptions		72,065
Fees from AB Mutual Funds		11,037
Due from Parent		8,009
Deferred sales commissions, net		58,420
Deferred taxes		6,983
Other assets		1,144
Total assets	$	382,260

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Payables:		
AB Mutual Funds for subscriptions	$	150,897
Brokers and dealers		67,626
Brokers and dealers/affiliated		12,584
Accounts payable and accrued expenses		17,470
Due to affiliates		1,105
		249,682
Commitments and contingencies *(See Note 5)*		
Stockholder's equity:		
Common stock, par value $.10 per share;		
1,000 shares authorized, 100 shares issued and outstanding		-
Additional paid-in capital		92,960
Retained earnings		39,618
Total stockholder's equity		132,578
Total liabilities and stockholder's equity	$	382,260

The accompanying notes are an integral part of these financial statements.